UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2014

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: June 11, 2014	By:	/s/ Gregory A.C. Yull
Gregory A.C. Yull, President and Chief Executive Officer

INTERTAPE POLYMER GROUP INC.

TO:	Autorité des marchés financiers
British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Financial and Consumer Services Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Department of Government Services, Newfoundland and Labrador

RE:	Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Following the annual and special meeting of shareholders of Intertape Polymer Group Inc. (the “Corporation”) held on June 11, 2014, and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the meeting:

1.	Election of Directors

A ballot was conducted with respect to the election of directors. According to proxies received and ballots cast, the following individuals were elected as directors of the Corporation until the next annual meeting of shareholders, with the following results:

Name of Nominee	Votes for	%	Votes Withheld	%

Eric E. Baker	48,247,938	94.85	2,617,610	5.15

Robert M. Beil	49,638,401	97.59	1,227,147	2.41

George J. Bunze	50,097,746	98.49	767,802	1.51

Robert J. Foster	49,834,601	97.97	1,030,947	2.03

James Pantelidis	49,734,872	97.78	1,130,676	2.22

Jorge N. Quintas	49,834,101	97.97	1,031,447	2.03

Gregory A. C. Yull	49,978,849	98.26	886,699	1.74

Melbourne F. Yull	49,259,960	96.84	1,605,588	3.16

2.	Appointment of Auditors

Raymond Chabot Grant Thornton LLP, Chartered Accountants, were appointed as auditors of the Corporation on a vote by show of hands.

3.	Performance Share Unit Plan

The Performance Share Unit Plan of the Corporation was approved on a vote by ballot, as follows:

Votes for	47,543,722 shares	Votes against	3,328,126 shares

4.	Deferred Share Unit Plan

The Deferred Share Unit Plan of the Corporation was approved on a vote by show of hands.

5.	Amendment to Executive Stock Option Plan - Extension of Expiry Dates of Certain Stock Options

An amendment to the Executive Stock Option Plan of the Corporation extending the expiry dates of stock options that occur during or immediately after a “blackout period” was approved on a vote by show of hands.

6.	Amendment to Executive Stock Option Plan - Vesting Schedule of Future Stock Options

An amendment to the Executive Stock Option Plan of the Corporation with respect to the vesting schedule of future stock options was approved on a vote by ballot, as follows:

Votes for	26,283,268 shares	Votes against	24,588,580 shares

7.	Amendment to General By-Law 2003-1 - Quorum for Meetings of Shareholders

An amendment to General By-Law 2003-1 of the Corporation so as to increase quorum for meetings of shareholders of the Corporation to at least three persons present in person and holding or representing by proxy at least 25% of the shares of the Corporation entitled to be voted at the meeting was ratified and confirmed on a vote by show of hands.

8.	Amendment to General By-Law 2003-1 - Casting Vote at Meetings of the Board of Directors

An amendment to section 11 of General By-Law 2003-1 of the Corporation so as to remove a second or “casting” vote of the Chairman at meetings of the Board of Directors of the Corporation was ratified and confirmed on a vote by show of hands.

Signed the 11th day of June, 2014.

INTERTAPE POLYMER GROUP INC.

per:	(signed) Eric E. Baker
Eric E. Baker
Chairman of the Board of Directors

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